Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CLARIFICATION ANNOUNCEMENT AND RESUMPTION OF TRADING

There have been reports on the internet and in the media about Mr. Wang Guoliang, Director of PetroChina Company Limited (the “Company”), and Mr. Sun Longde, Vice President of the Company, being the subject of investigation in the PRC. After verification, the Company has confirmed that such reports are not true. Mr. Wang Guoliang and Mr. Sun Longde continue to perform their duties at the Company as usual.

The information disclosure website of the Company is http://www.hkexnews.hk of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). Please refer to the announcements published on the above website for the Company’s information. Investors should exercise caution when investing.

Application has been made by the Company to the Stock Exchange for the resumption of trading in the H shares of the Company on the Stock Exchange with effect from 1:00 p.m. on 9 September 2013.

By order of the Board PetroChina Company Limited Sun Longde (Vice president, performing the duties of the secretary to the Board)

Beijing, the PRC

9 September 2013

As at the date of this announcement, the board of directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.